Exhibit 12.1

RATIO OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED DIVIDENDS

	Nine Months Ended September 30,	Year Ended December 31,				For the Period from July 9, 2007 through December 31
(dollars in thousands)	2012	2011 (1)	2010 (1)	2009 (1)	2008 (1)	2007 (1)

Net income (loss) attributable to common stockholders	$105,597	$(9,442)	$6,537	$(2,350)	$487	$867
Additional fixed charge (interest expense)	$38,222	$11,856	$1,207	$14	$-	$-
Preferred dividends	$964	$-	$-	$-	-	$-
Earnings adjusted	$143,819	$2,414	$7,744	$(2,336)	$487	$867
Ratio of earnings to fixed charges	3.76	0.20	6.42	NM(1)	NM(1)	NM(1)

(1)	We did not have any shares of preferred stock issued and outstanding for the periods presented.

(2)
Enterprise Acquisition Corp., the accounting acquirer in the merger with ARMOUR completed on November 6, 2009, was formed on July 9, 2007 as a development stage company with no operations.  Prior to November 6, 2009, the ratio of earnings to fixed charges is not a meaningful measure.